Filed Pursuant to 424(b)(4)
Registration Nos. 333-226187 and 333-226237
4,205,510 Shares
Common Stock

We are offering 4,205,510 shares of our common stock.
Our common stock is listed on The Nasdaq Global Select Market under the symbol “RDFN.” The last reported sale price of our common stock on The Nasdaq Global Select Market on July 13, 2018 was $23.52 per share.
Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of our 1.75% Convertible Senior Notes due 2023, or the notes (or $143,750,000 aggregate principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering is not contingent upon the closing of our concurrent offering of notes and the closing of our concurrent offering of notes is not contingent upon the closing of this offering.
This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering of notes. See the section of this prospectus entitled “Concurrent Offering of Convertible Senior Notes” for a summary of the terms of the notes and a further description of the concurrent offering of notes. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.
See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$23.50	$98,829,485
Underwriting discount(1)	$1.175	$4,941,474
Proceeds, before expenses, to us	$22.325	$93,888,011
___________________

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than 4,205,510 shares of common stock, the underwriters have the option to purchase up to an additional 630,826 shares from us at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares against payment in New York, New York on July 23, 2018.

Goldman Sachs & Co. LLC
BofA Merrill Lynch	RBC Capital Markets	Allen & Company LLC
Oppenheimer & Co.
Prospectus dated July 18, 2018

____________________
We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and the documents incorporated by reference in this prospectus is accurate only as of those respective documents, regardless of the time of delivery of this prospectus or of any sale of our common stock.
For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. This summary sets forth the material terms of this offering, but does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus, including the documents incorporated by reference herein, and any free writing prospectus we authorize for use in connection with this offering, before making an investment decision, especially the risks of investing in our securities discussed in “Risk Factors,” as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference into this prospectus. In addition, any reference to or description of our concurrent offering of 1.75% Senior Convertible Notes due 2023, or notes, herein is wholly subject to the other prospectus pursuant to which the notes are being offered, and you should not rely on this prospectus in making an investment decision to purchase the notes. We refer to our concurrent offering of notes as the Convertible Note Offering.
Our Company
Redfin is a technology-powered residential real estate brokerage. We represent people buying and selling homes in over 80 markets throughout the United States. Our mission is to redefine real estate in the consumer’s favor.
Our strategy is simple. In a commission-driven industry, we put the customer first. We do this by pairing our own agents with our own technology to create a service that is faster, better, and costs less. We meet customers through our listings-search website and mobile application, reducing the marketing costs that can keep fees high. We let homebuyers schedule home tours with a few taps of a mobile-phone button, so it’s easy to try our service. We create an immersive online experience for every Redfin-listed home and then promote that listing to more buyers than any traditional brokerage can reach through its own website. We use machine learning to recommend better listings than any customer could find on her own. And we pay Redfin lead agents based in part on customer satisfaction, not just commission, so we’re on the customer’s side.
Recent Developments
Buying and Selling Homes through Redfin Now
In the first quarter of 2017, we began testing an experimental new service called Redfin Now, where we buy homes directly from home sellers and resell them to homebuyers. Redfin Now was responsible for approximately $12.0 million of our $222.0 million to $222.4 million total estimated revenue from January 1, 2018 through June 30, 2018. As we have previously shared, revenue earned from homes sold through Redfin Now is recorded at closing on a gross basis, representing the sales price of the home.
Since the first quarter of 2017 through June 30, 2018, we have been testing Redfin Now in select markets, and through June 30, 2018, have purchased and resold homes representing a total of approximately $22.5 million in revenue. During this period, we have observed significant demand for our Redfin Now service, and we believe the service is highly complementary to our core brokerage services. As a result, we intend to expand our Redfin Now service from an experiment to an ongoing customer offering in late July 2018. For the three months ended June 30, 2018 we limited ourselves to no more than $25.0 million in Redfin Now capital at any point in time, including inventory and homes that we are committed to purchase. We intend to increase that limit to $35.0 million through the rest of 2018. As we explore scaling Redfin Now, we will continue to evaluate the most attractive financing options for the business, including asset-backed financing.

Estimated Preliminary Results for the Three Months Ended June 30, 2018 (unaudited)
Presented below are certain estimated preliminary financial results and other key business metrics for the three months ended June 30, 2018, and with respect to certain other key business metrics, for the two months ended May 31, 2018. These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. As such, our actual results may vary from the estimated preliminary results presented here and will not be finalized until after we close this offering. We have not identified any unusual or unique events or trends that occurred during the period that we believe will materially affect these estimates.
These are forward-looking statements and may differ materially from actual results. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. generally accepted accounting principles. Accordingly, you should not place undue reliance on this preliminary data. Please refer to “Special Note Regarding Forward-Looking Statements.” These estimated preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto and "Risk Factors" included in our periodic reports on file with the Securities and Exchange Commission and incorporated by reference into this prospectus. For additional information, please see “Incorporation of Certain Information by Reference.”
This data has been prepared by, and is the responsibility of, Redfin management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended June 30,
	2017	2018
		(estimated)
	(unaudited, in thousands)
		Low	High
Selected Financial Data
Real estate revenue	$100,658	$130,500	$130,800
Other revenue(1)	4,277	11,600	11,700
Revenue(1)	104,935	142,100	142,500
Gross profit(2)	36,960	44,900	45,200
Operating expenses(2)	32,688	43,050	42,750
Net income(2)	4,304	2,600	3,200
____________________
(1)    Includes revenue from Redfin Now.
(2)    Includes depreciation and amortization, and stock-based compensation.

	Three Months Ended June 30,
	2017	2018
		(estimated)
	(unaudited, in thousands)
		Low	High
Supplemental Financial Data
Revenue from Redfin Now	$1,981	$8,980	$8,980
Depreciation and amortization	1,634	1,925	1,875
Stock-based compensation	2,638	5,000	4,800

	Three Months Ended June 30,
	2017	2018
		(estimated)
	(unaudited)
		Low	High
Key Business Metrics
Monthly average visitors (in thousands)	24,400	28,777	28,777
Real estate transactions:
Brokerage	10,221	12,950	12,960
Partner	2,874	3,270	3,280
Total	13,095	16,220	16,240
In the three months ended June 30, 2018, we estimate that real estate revenue increased between $29.8 million and $30.1 million, or 30%, as compared to real estate revenue in the same period in 2017. In the three months ended June 30, 2018, we estimate that other revenue, which includes an estimated $9.0 million related to Redfin Now, increased between $7.3 million and $7.4 million, or 171% to 174%, as compared to other revenue in the same period in 2017.

	Two Months Ended May 31,
	2017	2018
Key Business Metrics
Aggregate home value of real estate transactions (in millions)	$3,661	$4,939
U.S. market share by value	0.63%	0.82%
To calculate U.S. market share by value, we use market information as reported by The National Association of REALTORS®. As of July 16, 2018, that information has not been published for the month ended June 30, 2018. Accordingly, we are providing results through May 31, 2018, the latest data that is available to us as of July 16, 2018.
Concurrent Convertible Note Offering
Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of our 1.75% Convertible Senior Notes due 2023 (or $143,750,000 aggregate principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering is not contingent upon the closing of our concurrent Convertible Note Offering and the closing of our concurrent Convertible Note Offering is not contingent upon the closing of this offering. We cannot assure you that our concurrent Convertible Note Offering will be completed on the terms described herein, or at all. See “Concurrent Convertible Note Offering” for additional information.
Corporate Information
We were incorporated as Appliance Computing Inc. in Washington in October 2002. We reincorporated in February 2005 in Delaware and changed our name to Redfin Corporation in May 2006. Our principal executive offices are located at 1099 Stewart St., Suite 600, Seattle, Washington 98101, and our telephone number is (206) 576-8333. Our website address is www.redfin.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.
We completed our initial public offering in August 2017 and our common stock is listed on The Nasdaq Global Select Market under the symbol “RDFN.”

Unless the context indicates otherwise, as used in this prospectus and the documents incorporated by reference herein, the terms “Redfin,” the “Company,” “we,” “us,” and “our” refer to Redfin Corporation, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.
Redfin, the Redfin logo, Redfin Estimate, Title Forward, Walk Score, Redfin Mortgage, Redfin Now, and other registered or common law trade names, trademarks, or service marks of Redfin appearing in this prospectus or incorporated by reference herein are Redfin’s property. This prospectus and the information incorporated by reference herein may contain additional trade names, trademarks, and service marks of other companies that are not owned by Redfin. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus or incorporated by reference herein appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and trade names.

The Offering

Common stock offered	4,205,510 shares
Option to purchase additional shares of common stock	630,826 shares
Common stock to be outstanding after this offering	86,878,102 shares (87,508,928 shares, if the underwriters exercise their option to purchase additional shares in full)
Concurrent Convertible Note Offering
Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of our 1.75% Convertible Senior Notes due 2023 (or $143,750,000 aggregate principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering is not contingent upon the closing of our concurrent Convertible Note Offering and the closing of our concurrent Convertible Note Offering is not contingent upon the closing of this offering. We cannot assure you that our concurrent Convertible Note Offering will be completed on the terms described herein, or at all. See “Concurrent Convertible Note Offering” for additional information.

Use of proceeds
We estimate that the net proceeds from the sale of 4,205,510 shares of our common stock in this offering will be approximately $93.4 million (or approximately $107.5 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses.

We estimate that the net proceeds to us from the Convertible Note Offering, if completed, will be approximately $120.8 million (or approximately $139.0 million if the underwriters for the Convertible Note Offering exercise in full their option to purchase additional notes) after deducting the underwriting discount and estimated offering expenses.

We intend to use the net proceeds that we receive from this offering and the Convertible Note Offering for working capital and other general corporate purposes, including technology and development and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire third-party businesses, products, services, technologies, or other assets. See “Use of Proceeds.”

Risk factors
You should read the “Risk Factors” section of this prospectus and the documents incorporated by reference herein for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The Nasdaq Global Select Market symbol	“RDFN”
The number of shares of our common stock to be outstanding after this offering is based on 82,672,592 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	11,821,024 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted-average exercise price of $6.39 per share;

•	1,152,718 shares of our common stock issuable upon the settlement of restricted stock units, or RSUs, outstanding as of March 31, 2018;

•	187,076 shares of our common stock issued pursuant to the first share purchase under our 2017 Employee Stock Purchase Plan on June 29, 2018;

•	up to 1,057,595 shares of our common stock issuable upon the settlement of time-based and performance-based RSUs granted after March 31, 2018; and

•
9,426,195 shares of our common stock reserved for future issuance under our stock-based compensation plans as of March 31, 2018 (which number of shares excludes RSUs granted after March 31, 2018 and shares issued under the 2017 Employee Stock Purchase Plan on June 29, 2018), consisting of (1) 7,011,507 shares of our common stock reserved for future issuance under our 2017 Equity Incentive Plan, and (2) 2,414,688 shares of our common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes and reflects:

•	no exercise of outstanding options or settlement of outstanding RSUs after March 31, 2018; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Summary Consolidated Financial Data
You should read the financial data set forth below in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 incorporated by reference in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year. The summary statements of operations data for the years ended December 31, 2015, 2016 and 2017 were derived from our audited financial statements incorporated by reference in this prospectus. The summary statements of operations data for the three months ended March 31, 2017 and 2018 and balance sheet data as of March 31, 2018 were derived from our unaudited financial statements that are incorporated by reference in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$187,338	$267,196	$370,036	$59,868	$79,893
Cost of revenue(1)	138,492	184,452	258,216	53,492	74,197
Gross profit	48,846	82,744	111,820	6,376	5,696
Operating expenses:
Technology and development(1)	27,842	34,588	42,532	9,672	12,762
Marketing(1)	19,899	28,571	32,251	10,459	13,336
General and administrative(1)	31,394	42,369	53,009	14,367	16,772
Total operating expenses	79,135	105,528	127,792	34,498	42,870
Loss from operations	(30,289)	(22,784)	(15,972)	(28,122)	(37,174)
Interest income and other income, net:
Interest income	46	173	882	43	577
Other income, net	7	85	88	13	158
Total interest income and other income, net	53	258	970	56	735
Loss before tax benefit (expense)	(30,236)	(22,526)	(15,002)	(28,066)	(36,439)
Income tax benefit (expense)	—	—	—	—	—
Net loss	$(30,236)	$(22,526)	$(15,002)	$(28,066)	$(36,439)
Accretion of redeemable convertible preferred stock	(102,224)	(55,502)	(175,915)	(24,770)	—
Net loss attributable to common stock—basic and diluted	$(132,460)	$(78,028)	$(190,917)	$(52,836)	$(36,439)
Net loss per share attributable to common stock—basic and diluted(2)	$(9.87)	$(5.42)	$(4.47)	$(3.58)	$(0.44)
Weighted average shares used to compute net loss per share attributable to common stock—basic and diluted(2)	13,416,411	14,395,067	42,722,114	14,767,478	82,010,913
____________________

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$1,440	$2,266	$2,902	$714	$1,300
Technology and development	1,375	2,383	3,325	731	1,473
Marketing	298	469	487	119	119
General and administrative	2,449	3,295	4,387	1,117	1,304
Total	$5,562	$8,413	$11,101	$2,681	$4,196

(2)
See Note 8 to our consolidated financial statements including in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference herein, for an explanation of the calculations of our net loss per share attributable to common stock—basic and diluted.

	As of March 31, 2018
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$190,773	$284,211	$404,991
Working capital	177,300	270,738	391,518
Total assets	269,950	363,388	484,168
Debt:
Loan facility	1,357	1,357	1,357
1.75% Convertible Senior Notes due 2023(3)	—	—	125,000
Total stockholders’ equity(4)	209,255	302,693	302,693
____________________

(1)	The as adjusted column gives effect to the sale and issuance by us of 4,205,510 shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses.

(2)
The as further adjusted column gives effect to the adjustments set forth above and the sale of the notes in the concurrent Convertible Note Offering (assuming the underwriters in the concurrent Convertible Note Offering do not exercise their option to purchase additional notes), after deducting the underwriting discount and estimated offering expenses, and assuming that such net proceeds are held as cash, cash equivalents, and short-term investments.

(3)
In accordance with ASC 470-20, a convertible debt instrument (such as the notes) that may be wholly or partially settled in cash is required to be separated into liability and equity components, such that non-cash interest expense reflects our non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that we are required to recognize. Amounts shown in the table above do not reflect application of ASC 470-20.

(4)
Issuance of the notes (giving effect to the application of ASC 470-20 as described in note (3) above) will result in a net increase in additional paid-in capital and, therefore, a net increase in total stockholders’ equity and total capitalization. Amounts shown in the table above do not reflect application of ASC 470-20.

RISK FACTORS
An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risk factors described below, together with all of the risks, uncertainties and assumptions discussed under Part I, Item 1A, "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2017 and Part II, Item 1A, "Risk Factors," in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018, each of which is incorporated herein by reference except as updated below, and may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission, or the SEC, in the future. If any of the risks incorporated by reference or set forth below occurs, our business, operations and financial condition could suffer significantly. As a result, you could lose some or all of your investment in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, operations and financial condition, or cause the value of our securities to decline.
Risks Related to This Offering of Our Common Stock
This offering is not contingent on the consummation of any other financing, including the concurrent Convertible Note Offering, and we have broad discretion to use the net proceeds from this offering and our concurrent Convertible Note Offering, which we may not use effectively.
Neither the completion of this offering nor of the concurrent Convertible Note Offering is contingent on the completion of the other, so it is possible that this offering occurs and the Convertible Note Offering does not occur, and vice versa. We cannot assure you that the concurrent Convertible Note Offering will be completed on the terms described herein, or at all.
Our management has broad discretion in the application of the net proceeds from this offering and our concurrent Convertible Note Offering. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering and our concurrent Convertible Note Offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders.
If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.
If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the as adjusted net tangible book value per share after giving effect to this offering of $20.16 per share as of March 31, 2018, because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased shares of our capital stock. You will experience additional dilution upon exercise of the outstanding stock options and other equity awards that may be granted under our equity incentive plans, and when we otherwise issue additional shares of our common stock. For more information, see "Dilution."
Sales of a substantial amount of shares of our common stock in the public market, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
Our executive officers and directors have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell, directly or indirectly, any shares of common stock without the permission of Goldman Sachs & Co. LLC for a period of 90 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our executive officers and directors subject to a lock-up agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
Risks Related to Our Concurrent Convertible Note Offering
Conversion of the notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.
The conversion of some or all of the notes may dilute the ownership interests of our stockholders. Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.
Certain provisions in the indenture governing the notes offered in the Convertible Note Offering may delay or prevent an otherwise beneficial takeover attempt of us.
Certain provisions in the indenture governing the notes offered in the Convertible Note Offering may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the notes will require us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the notes) of us and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.
Assuming we close our Concurrent Note Offering, servicing our debt will require a significant amount of cash. We may not have sufficient cash flow to make payments on our debt, and we may not have the ability to raise the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change, which could adversely affect our business, financial condition and results of operations.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, including the notes or otherwise.
In addition, holders of the notes have the right to require us to repurchase their notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. Upon conversion of the notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or at the time the notes are being converted. Our failure to repurchase the notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes would constitute an event of default. If the repayment of any indebtedness were to be accelerated because of such event of default (whether under the notes or otherwise), we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof. An event of default under the indenture may lead to an acceleration of the notes. Any such acceleration could result in our bankruptcy. In a bankruptcy, the holders of the notes would have a claim to our assets that is senior to the claims of our equity holders.
In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors who have less debt; and

•
limit our ability to borrow additional amounts for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies.

Any of these factors could materially and adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.
The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition and operating results.
In the event the conditional conversion feature of the notes is triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.
The accounting method for convertible debt securities that may be settled in cash at the option of the issuer, such as the notes, could have a material effect on our reported financial results.
In May 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which has subsequently been codified as Accounting Standards Codification 470-20, Debt with Conversion and Other Options, or ASC 470-20.
Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470-20 on the accounting for the notes is that the equity component is required to be included in the additional paid-in capital section of stockholders’ equity on our consolidated balance sheet at issuance, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component. As a result, we will be required to record a greater amount of non-cash interest expense as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income or greater loss in our financial results because ASC 470-20 will require interest to include both the amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.
In addition, under certain circumstances, convertible debt instruments (such as the notes) that may be settled entirely or partly in cash at the option of the issuer are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable or otherwise elect not to use the treasury stock method in accounting for the shares issuable upon conversion of the notes, then our diluted earnings per share would be adversely affected.
We may still incur substantially more debt or take other actions which would intensify the risks discussed above.
We and our subsidiaries may incur substantial additional debt in the future, some of which may be secured debt. For instance, we may enter into additional loans or sources of capital to finance the operations of Redfin Now. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements contained in this prospectus and the documents incorporated by reference herein other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “preliminary,” “likely,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described under “Risk Factors” in this prospectus, under Part I. Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2017, and under Part II. Item 1A. “Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus and the documents incorporated by reference herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of 4,205,510 shares of common stock in this offering will be approximately $93.4 million, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their option to purchase additional shares of our common stock in full, we estimate that our net proceeds would be approximately $107.5 million, after deducting the underwriting discount and estimated offering expenses.
Concurrently with this offering, we are offering 1.75% Convertible Senior Notes due 2023 in the aggregate principal amount of $125,000,000 (or $143,750,000 aggregate principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes) in an underwritten offering pursuant to a separate prospectus. The net proceeds of the concurrent Convertible Note Offering, after deducting the underwriting discount and estimated offering expenses, are expected to be approximately $120.8 million (or approximately $139.0 million if the underwriters in the Convertible Note Offering exercise in full their option to purchase additional notes). If the Convertible Note Offering does not close, we will not receive the net proceeds described in the foregoing sentence.
The principal purposes of this offering are to increase our capitalization and financial flexibility. We intend to use the net proceeds that we receive from this offering and the concurrent Convertible Note Offering, if consummated, for working capital and other general corporate purposes, including technology development and marketing activities, general and administrative expenses, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire third-party businesses, products, services, technologies, or other assets. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.
We will have broad discretion in using these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, money market accounts, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF OUR COMMON STOCK
Our common stock has been listed on The Nasdaq Global Select Market under the symbol “RDFN” since July 28, 2017. Prior to that date, there was no public trading market for our common stock. The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on The Nasdaq Global Select Market.

	High	Low
Year Ending December 31, 2018
Third quarter (through July 13, 2018)	$24.05	$22.35
Second quarter	$25.06	$20.76
First quarter	$31.50	$19.18
Year Ended December 31, 2017
Fourth quarter	$31.32	$19.50
Third quarter (beginning July 28, 2017)	$33.49	$19.29
On July 13, 2018, the last reported sale price for our common stock on The Nasdaq Global Select Market was $23.52 per share.
As of July 9, 2018, there were 296 holders of record of our common stock.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and short-term investments and capitalization as of March 31, 2018 on:

•	an actual basis;

•
an as adjusted basis to give effect to the completion of this offering of common stock (assuming the underwriters' option to purchase additional shares is not exercised) and after deducting the underwriting discount and estimated offering expenses, and assuming that such net proceeds are held as cash, cash equivalents and short-term investments; and

•
on an as further adjusted basis to give effect to the adjustments set forth above and the sale of the notes in the concurrent Convertible Note Offering (assuming the underwriters in the concurrent Convertible Note Offering do not exercise their option to purchase additional notes), after deducting the underwriting discount and estimated offering expenses, and assuming that such net proceeds are held as cash, cash equivalents and short-term investments.

You should read this table together with our unaudited condensed consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and incorporated by reference herein.

	March 31, 2018
	Actual	As Adjusted	As Further Adjusted for the Concurrent Convertible Note Offering
	(in thousands, except share and per share data)
Cash, cash equivalents, and short-term investments	$190,773	$284,211	$404,991
Debt:
Loan facility	1,357	1,357	1,357
1.75% Convertible Senior Notes due 2023(1)	—	—	125,000
Total debt:	1,357	1,357	126,357
Stockholders’ equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized, and no shares issued and outstanding, actual, as adjusted, and as further adjusted	—	—	—
Common stock, par value $0.001 per share; 500,000,000 shares authorized, 82,672,592 shares issued and outstanding, actual; 500,000,000 shares authorized, 86,878,102 shares issued and outstanding, as adjusted, and as further adjusted	83	87	87
Additional paid-in capital	374,614	468,048	468,048
Accumulated deficit	(165,442)	(165,442)	(165,442)
Total stockholders’ equity(2)	209,255	302,693	302,693
Total capitalization(2)	$210,612	$304,050	$429,050
____________________

(1)
In accordance with ASC 470-20, a convertible debt instrument (such as the notes) that may be wholly or partially settled in cash is required to be separated into liability and equity components, such that non-cash interest expense reflects our non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that we are required to recognize. Amounts shown in the table above do not reflect application of ASC 470-20.

(2)
Issuance of the notes (giving effect to the application of ASC 470-20 as described in note (1) above) will result in a net increase in additional paid-in capital and, therefore, a net increase in total stockholders’ equity and total capitalization. Amounts shown in the table above do not reflect application of ASC 470-20.

The number of shares of our common stock to be outstanding after this offering is based on 82,672,592 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	11,821,024 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted-average exercise price of $6.39 per share;

•	1,152,718 shares of our common stock issuable upon the settlement of RSUs outstanding as of March 31, 2018;

•	187,076 shares of our common stock issued pursuant to the first share purchase under our 2017 Employee Stock Purchase Plan on June 29, 2018;

•	up to 1,057,595 shares of our common stock issuable upon the settlement of time-based and performance-based RSUs granted after March 31, 2018; and

•
9,426,195 shares of our common stock reserved for future issuance under our stock-based compensation plans as of March 31, 2018 (which number of shares excludes RSUs granted after March 31, 2018 and shares issued under the 2017 Employee Stock Purchase Plan on June 29, 2018), consisting of (1) 7,011,507 shares of our common stock reserved for future issuance under our 2017 Equity Incentive Plan, and (2) 2,414,688 shares of our common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.
Our net tangible book value as of March 31, 2018 was $196.9 million, or $2.38 per share of common stock. Net tangible book value represents the amount of our tangible assets less our liabilities divided by the total number of shares of our common stock outstanding.
As adjusted net tangible book value per share reflects the sale by us of 4,205,510 shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses. Our as adjusted net tangible book value as of March 31, 2018 would have been $290.3 million, or $3.34 per share. This amount represents an immediate increase in net tangible book value of $0.96 per share to our existing stockholders and an immediate dilution in net tangible book value of $20.16 per share to investors purchasing shares of our common stock in this offering.
After giving further effect to the conversion of all principal outstanding under the notes issued in the concurrent Convertible Notes Offering (assuming the underwriters in the concurrent Convertible Notes Offering do not exercise their option to purchase additional notes and that we settle all conversions in shares of our common stock and without the application of any anti-dilution, make-whole or other adjustments), if completed, at a conversion rate equal to 32.7332 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $30.55 per share of our common stock), our as further adjusted net tangible book value as of March 31, 2018 would be $411.1 million, or $4.52 per share. This represents a further increase in net tangible book value of $1.18 per share to existing stockholders and an immediate dilution in net tangible book value of $18.98 per share to purchasers of common stock in this offering.
The following table illustrates the dilution described above on a per share basis to new investors:

Public offering price per share		$23.50
Net tangible book value per share as of March 31, 2018	$2.38
Increase in net tangible book value per share attributable to new investors purchasing in this offering	0.96
As adjusted net tangible book value per share after this offering		3.34
Dilution in net tangible book value per share to investors in this offering		$20.16
Increase in net tangible book value per share attributable to new investors purchasing in the concurrent Convertible Note Offering	1.18
As further adjusted net tangible book value per share after this offering		4.52
Dilution in net tangible book value per share to investors in this offering after giving effect to the concurrent Convertible Note Offering		$18.98
Without giving effect to the concurrent Convertible Notes Offering, if the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted net tangible book value per share after this offering would be $3.48 per share, and the dilution in as adjusted net tangible book value per share to new investors in this offering would be $20.02 per share of our common stock.
Assuming (a) the underwriters in this offering exercise their option to purchase additional shares in full, (b) the underwriters in the concurrent Convertible Notes Offering, if completed, exercise their option to purchase additional notes in full, and (c) that we settle all conversions of all principal outstanding under the notes issued in the concurrent Convertible Notes Offering, if completed, in shares of our common stock and without the application of any anti-dilution, make-whole or other adjustments at a conversion rate equal to 32.7332 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $30.55 per share of our common stock), the net tangible book value after this offering would be $4.81 per share, and the dilution in the net tangible book value per share to new investors in this offering would be $18.69 per share of our common stock.
The foregoing discussion and table does not take into account further dilution to investors in this offering that could occur upon the exercise of outstanding options and settlement of outstanding restricted stock units, or RSUs. To the extent that any outstanding options are exercised, RSUs are settled, new awards are granted or shares are purchased under our equity compensation plans, there will be further dilution to investors participating in this offering.
The number of shares of our common stock to be outstanding after this offering is based on 82,672,592 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	11,821,024 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted-average exercise price of $6.39 per share;

•	1,152,718 shares of our common stock issuable upon the settlement of RSUs outstanding as of March 31, 2018;

•	187,076 shares of our common stock issued pursuant to the first share purchase under our 2017 Employee Stock Purchase Plan on June 29, 2018;

•	up to 1,057,595 shares of our common stock issuable upon the settlement of time-based and performance-based RSUs granted after March 31, 2018; and

•
9,426,195 shares of our common stock reserved for future issuance under our stock-based compensation plans as of March 31, 2018 (which number of shares excludes RSUs granted after March 31, 2018 and shares issued under the 2017 Employee Stock Purchase Plan on June 29, 2018), consisting of (1) 7,011,507 shares of our common stock reserved for future issuance under our 2017 Equity Incentive Plan, and (2) 2,414,688 shares of our common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA
You should read the financial data set forth below in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 incorporated by reference in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year. The selected statements of operations data for the years ended December 31, 2015, 2016 and 2017 and balance sheet data as of December 31, 2016 and 2017 were derived from our audited financial statements incorporated by reference in this prospectus. The selected statements of operations data for the years ended December 31, 2014 and balance sheet data as of December 31, 2014 and 2015 were derived from our audited financial statements that are not incorporated by reference in this prospectus. The selected statements of operations data for the three months ended March 31, 2017 and 2018 and balance sheet data as of March 31, 2018 were derived from our unaudited financial statements that are incorporated by reference in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2014	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$125,363	$187,338	$267,196	$370,036	$59,868	$79,893
Cost of revenue(1)	93,272	138,492	184,452	258,216	53,492	74,197
Gross profit	32,091	48,846	82,744	111,820	6,376	5,696
Operating expenses:
Technology and development(1)	17,876	27,842	34,588	42,532	9,672	12,762
Marketing(1)	15,058	19,899	28,571	32,251	10,459	13,336
General and administrative(1)	24,240	31,394	42,369	53,009	14,367	16,772
Total operating expenses	57,174	79,135	105,528	127,792	34,498	42,870
Loss from operations	(25,083)	(30,289)	(22,784)	(15,972)	(28,122)	(37,174)
Interest income and other income, net:
Interest income	—	46	173	882	43	577
Other income, net	24	7	85	88	13	158
Total interest income and other income, net	47	53	258	970	56	735
Loss before tax benefit	(25,036)	(30,236)	(22,526)	(15,002)	(28,066)	(36,439)
Income tax benefit	306	—	—	—	—	—
Net loss	$(24,730)	$(30,236)	$(22,526)	$(15,002)	$(28,066)	$(36,439)
Accretion of redeemable convertible preferred stock	(101,251)	(102,224)	(55,502)	(175,915)	(24,770)	—
Net loss attributable to common stock—basic and diluted	$(125,981)	$(132,460)	$(78,028)	$(190,917)	$(52,836)	$(36,439)

Net loss per share attributable to common stock—basic and diluted(2)	$(11.76)	$(9.87)	$(5.42)	$(4.47)	$(3.58)	$(0.44)
Weighted average shares used to compute net loss per share attributable to common stock—basic and diluted(2)	10,716,557	13,416,411	14,395,067	42,722,114	14,767,478	82,010,913
____________________

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,				Three Months Ended March 31,
	2014	2015	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$1,280	$1,440	$2,266	$2,902	$714	$1,300
Technology and development	962	1,375	2,383	3,325	731	1,473
Marketing	237	298	469	487	119	119
General and administrative	2,717	2,449	3,295	4,387	1,117	1,304
Total	$5,196	$5,562	$8,413	$11,101	$2,681	$4,196

(2)
See Note 8 to our consolidated financial statements including in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference herein, for an explanation of the calculations of our net loss per share attributable to common stock—basic and diluted.

	As of December 31,				As of March 31, 2018
	2014	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$112,127	$87,341	$65,779	$208,342	$190,773
Working capital	106,196	83,234	60,445	204,349	177,300
Total assets	142,113	125,054	133,477	281,955	269,950
Total stockholders’ equity (deficit)	(370,595)	(495,713)	(563,734)	235,430	209,255

RELATED-PARTY TRANSACTIONS
Related Party Transactions
Below we describe transactions since January 1, 2015, or currently proposed transactions, to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers, or beneficial holders of more than five percent of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
2015 Third-Party Tender Offer
In June 2015, we entered into a letter agreement with certain holders of our capital stock pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In June 2015, these holders commenced a tender offer to purchase shares of our outstanding capital stock at a price per share of $9.8931, less transaction costs, pursuant to an offer to purchase to which we were not a party.
Bridget Frey, Scott Nagel, Chris Nielsen, and Adam Wiener, each of whom is an executive officer, sold shares of our capital stock in the tender offer, which closed in August 2015.
An aggregate of 1,593,409 shares of our capital stock were tendered pursuant to the tender offer, of which entities affiliated with T. Rowe Price purchased 637,363 shares for an aggregate purchase price of $6,305,512 and Tiger Global Private Investment Partners IX, L.P. purchased 955,674 shares for an aggregate purchase price of $9,454,585. Each of T. Rowe Price and Tiger Global Private Investment Partners IX, L.P., together with their respective affiliates, was at the time of the tender offer, and is currently, a beneficial holder of more than five percent of our outstanding capital stock.
Amended and Restated Investors’ Rights Agreement
We have entered into an Amended and Restated Investors’ Rights Agreement with certain persons that held redeemable convertible preferred stock that we issued prior to our initial public offering. These persons include our certain of our directors and entities with which certain of our directors are associated. These persons are entitled to rights with respect to the registration of their shares in certain situations. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”
Related Party Transaction Policy
Our board of directors has adopted a written related party transactions policy. Under this policy, a transaction constitutes a “related party transaction” if (1) we participate in the transaction, (2) the transaction’s value exceeds $120,000, and (3) a related party has or will have a direct or indirect material interest. A related party is any of our executive officers, our directors and director nominees, beneficial owners of more than 5% of our common stock, and any immediate family member or person sharing the household of any of the foregoing persons.
Our audit committee must review and approve any related party transaction before we participate in the transaction. If it is inappropriate for our audit committee to review the transaction due to a conflict of interest or otherwise, then our nominating and corporate governance committee will review the transaction. If advance approval of the transaction was not feasible or was not obtained, then we will submit the transaction to the applicable committee as soon as reasonably practicable, and the committee will ratify and continue, amend and ratify, or terminate or rescind the transaction.
In reviewing a related party transaction, the applicable committee will consider the facts and circumstances of the transaction, including (1) the risks, costs, and benefits to us, (2) the impact on a director’s independence if the related party is a director, immediate family member of a director, or an entity affiliated with a director, (3) the terms of the transaction, (4) the availability of other sources for comparable services or products, and (5) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The applicable committee will approve only those transactions that are in, or are not inconsistent with, the best interests of Redfin and its stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The table below provides information regarding the beneficial ownership of our common stock as of July 9, 2018 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	our management, which includes

◦	each of our directors;

◦	each of our named executive officers, who are Glenn Kelman, Scott Nagel and Chris Nielsen; and

◦	all of our directors and executive officers as a group.
In accordance with the SEC’s rules, the number of shares beneficially owned reflects shares over which a person has voting or investment power and includes shares that a person has the right to acquire by September 7, 2018. Except as indicated in the footnotes to the table, each person has sole voting and investment power over the shares reported as beneficially owned by the person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Beneficial Owners
Persons affiliated with Draper Fisher Jurvetson	7,264,729(1)	8.7%
Persons affiliated with Greylock Partners	4,177,012 (2)	5.0%
T. Rowe Price Associates, Inc.	5,097,943(3)	6.1%
Persons affiliated with Tiger Global Management	7,690,091(4)	9.2%
Persons affiliated with Vulcan Capital	7,021,666(5)	8.4%
Management
Robert Bass	61,110(6)	*
Julie Bornstein	39,233(7)	*
Glenn Kelman	2,732,647 (8)	3.2%
Austin Ligon	671,329(9)	*
David H. Lissy	11,552	*
Robert Mylod, Jr.	491,033(10)	*
Scott Nagel	852,378(11)	1.0%
Chris Nielsen	808,751(12)	1.0%
James Slavet	68,170(13)	*
Selina Tobaccowala	95,722(14)	*
All directors and executive officers as a group	7,543,810(15)	8.6%
____________________

*	Percentage owned does not exceed one percent.

(1)
Ownership consists of (i) 6,771,743 shares for which voting and investment power is shared among Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Fund IX Partners, L.P., DFJ Fund IX, Ltd., Timothy C. Draper, John H. N. Fisher and Stephen T. Jurvetson (ii) 251,911 shares for which voting and investment power is shared among Draper Fisher Jurvetson Partners IX, LLC, Timothy C. Draper, John H. N. Fisher and Stephen T. Jurvetson, (iii) 225,479 shares for which voting and investment power is shared between Draper Associates, L.P. and Draper Associates, Inc., (iv) 7,619 shares held by Draper Associates Riskmasters Fund II, LLC and (v) 7,977 shares held by Draper Associates Riskmasters Fund III, LLC. Timothy C. Draper also has sole voting and investment power over the 241,075 shares described in clauses (iii) through (v) of the preceding sentence. The address for the persons affiliated with Draper Fisher Jurvetson is 2882 Sand Hill Road, Suite 150, Menlo Park, CA

94025. All information relating to the persons affiliated with Draper Fisher Jurvetson is based on the Schedule 13G they filed on January 30, 2018.

(2)
Ownership consists of (i) 3,759,312 shares for which voting and investment power is shared among Greylock XII Limited Partnership, Greylock XII GP LLC, William W. Helman and Aneel Bhusri and (ii) 417,700 shares for which voting and investment power is shared among Greylock XII-A Limited Partnership, Greylock XII GP LLC, William W. Helman and Aneel Bhusri. The address for the persons affiliated with Greylock Partners is 2250 Sand Hill Road, Suite 200, Menlo Park, CA 94025. All information relating to the persons affiliated with Greylock Partners is based on the Schedule 13G they filed on February 12, 2018, the Form 4 filed by Greylock XII Limited Partnership, Greylock XII-A Limited Partnership and Greylock XII GP LLC on March 1, 2018, and information provided to us by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.

(3)
Of the shares beneficially owned, T. Rowe Price Associates, Inc. has sole voting power over 458,314 shares and sole dispositive power over 5,097,943 shares. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202. All information relating to T. Rowe Price Associates, Inc. is based on the Schedule 13G it filed on February 14, 2018.

(4)
Ownership consists of (i) 6,426,045 shares for which voting and investment power is shared among Tiger Global Private Investment Partners VII, L.P., Tiger Global PIP Performance VII, L.P., Tiger Global PIP Management VII, Ltd., Tiger Global Management, LLC, Charles P. Coleman III, Lee Fixel and Scott Shleifer and (ii) 1,264,046 shares for which voting and investment power is shared among Tiger Global Management, LLC, Charles P. Coleman III, Lee Fixel and Scott Shleifer. The address for Tiger Global Management, LLC, Charles P. Coleman III, Lee Fixel and Scott Shleifer is 9 West 57th Street, 35th Floor, New York, New York 10019. The address for Tiger Global Private Investment Partners VII, L.P., Tiger Global PIP Performance VII, L.P. and Tiger Global PIP Management VII, Ltd. is c/o Campbells Corporate Services Limited, P.O. Box 268, Floor 4 Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands. All information relating to the persons affiliated with Tiger Global Management is based on the Schedule 13G they filed on February 14, 2018.

(5)
Ownership consists of (i) 6,591,612 shares beneficially owned by Vulcan Ventures Incorporated, Vulcan Capital Venture Capital Management I LLC and Vulcan Capital Venture Capital I LLC and (ii) 430,054 shares beneficially owned by Cougar Investment Holdings LLC, VCVC Management III LLC and VCVC III LLC. Paul G. Allen beneficially owns, and has sole voting and investment power over, the 7,021,666 shares described in the preceding sentence. The address for the persons affiliated with Vulcan Capital is 505 Fifth Avenue South, Suite 900, Seattle, WA 98104. All information relating to the persons affiliated with Vulcan Capital is based on the Schedule 13G they filed on February 14, 2018.

(6)	Ownership includes 61,110 shares underlying stock options.

(7)	Ownership includes 39,233 shares underlying stock options.

(8)	Ownership includes 743,206 shares underlying stock options.

(9)
Ownership includes 37,567 shares underlying stock options. Of the shares beneficially owned, 554,844 shares are held by Toon Toot Sawan LP. Mr. Ligon is the managing member of the general partner of Toon Toot Sawan LP.

(10)	Ownership includes 133,333 shares underlying stock options. Of the shares beneficially owned, 357,700 shares are held by Annox Capital, LLC. Mr. Mylod is the managing member of Annox Capital, LLC.

(11)	Ownership includes 844,045 shares underlying stock options.

(12)	Ownership includes 808,751 shares underlying stock options.

(13)
Mr. Slavet is a managing member of Greylock XII GP LLC, which beneficially owns 4,177,012 shares of our common stock, as discussed in footnote 2. Mr. Slavet disclaims beneficial ownership of these shares.

(14)	Ownership includes 75,000 shares underlying stock options.

(15)	Ownership includes 4,165,645 shares underlying stock options.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of incorporation and our restated bylaws, which have been filed as exhibits to our periodic reports filed with the SEC.
As of March 31, 2018, there were:

•	82,672,592 shares of common stock outstanding;

•	11,821,024 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $6.39 per share;

•	1,152,718 shares of common stock issuable upon settlement of RSUs;

•	7,011,507 additional shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan; and

•	2,414,688 shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for additional information.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated certificate of incorporation provides for a classified board of directors that is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock
Pursuant to our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
Certain holders of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our Amended and Restated Investors’ Rights Agreement dated as of December 15, 2014, as amended, or IRA, between us and the holders of these registrable securities, which registration rights include demand registration rights, Form S-3 registration rights, and piggyback registration rights. All fees, costs, and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders up to $25,000, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
The registration rights terminate upon the earliest of (1) five years following the completion of our initial public offering, (2) as to each holder of registration rights, when such holder can sell all of such holder’s registrable securities during a three-month period pursuant to Rule 144 promulgated under the Securities Act, and (3) when the IRA is terminated pursuant to its terms.
Demand Registration Rights
Under the terms of the IRA, if we receive a written request at any time from the holders of at least 20% of the registrable securities then outstanding (or any lesser percentage if the aggregate proceeds after deducting underwriting discounts and commissions is not less than $5.0 million) that we file a registration statement under the Securities Act covering the registration of registrable securities, then we will be required to use our best efforts to file as soon as practicable, and in any event no later than 90 days following such request, a registration statement covering all registrable securities requested to be registered for public resale. We are required to effect only two registrations pursuant to this provision of the IRA, and may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the IRA.
Form S-3 Registration Rights
The holders of registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered (net of any underwriters’ discounts or commissions) is at least $1.0 million. We are required to effect no more than two registrations on Form S-3 in any 12-month period, and may postpone the filing of a registration statement on Form S-3 for up to 60 days once in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to file a registration statement on Form S-3 under certain additional circumstances specified in the IRA.
Piggyback Registration Rights
If we register any of our securities for public sale, each holder of registrable securities has a right to request the inclusion of any then-outstanding registrable securities held by them on our registration statement. However, this right does not apply to a registration relating solely to employee benefit plans, a corporate reorganization or stock issuable upon conversion of debt securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares, the number of shares to be registered will be apportioned, first, to the company for its own account and, second, pro rata among these holders, based on the number of registrable securities held by each holder. However, the number of registrable securities to be registered cannot be reduced below 30% of the total shares covered by the registration statement.
Anti-Takeover Provisions
The provisions of Delaware and Washington law, our restated certificate of incorporation, and our restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Washington Law
Furthermore, we may also be subject to the provisions of Chapter 23B.19 of the Washington Business Corporation Act, or WBCA, which imposes restrictions on certain transactions between a corporation and certain significant stockholders. The WBCA generally prohibits a “target corporation” (as defined in the WBCA) from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition or at or subsequent to the acquiring person’s share acquisition time, such significant business transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting shares, except for shares beneficially owned by or under the voting control of the acquiring person. Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

•	termination of five percent or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.
After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not opt out of this statute and, therefore, we believe this statute applies to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring, or preventing a change in control.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•
Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•
Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•
Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer, or our president.

Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, our chief executive officer, or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•
Directors Removed Only for Cause. Our restated certificate of incorporation provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•
Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding common stock.

•
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•
Choice of Forum. Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing
Our common stock is listed on The Nasdaq Global Select Market under the symbol “RDFN.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company,

LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

CONCURRENT CONVERTIBLE NOTE OFFERING
Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2023 (or $143,750,000 principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes) in an underwritten offering pursuant to a separate prospectus. However, amounts sold in each offering may increase or decrease based on market conditions relating to a particular security. We are undertaking these offerings concurrently, however, neither offering is conditioned upon the closing of the other offering. We cannot assure you that our concurrent Convertible Note Offering will be completed.
The notes will mature on July 15, 2023 unless repurchased, redeemed or converted prior to such date. The notes will bear interest at a rate of 1.75% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2019. Subject to satisfaction of certain conditions and during certain periods, the notes may be converted at an initial conversion rate of 32.7332 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $30.55 per share of common stock). The conversion rate is subject to adjustment if certain events occur.
See “Use of Proceeds” for additional information regarding the use of proceeds from our concurrent Convertible Note Offering.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our common stock by “non-U.S. holders” (as described below under “—Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.
Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Internal Revenue Code of 1986, or the Code, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk-reduction transaction;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership or an entity or an arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

The information provided below is based upon provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding any of the tax consequences discussed herein or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.
Non-U.S. Holder Defined
For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of its source.
If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days you are present in the current year, one-third of the days you are present in the immediately preceding year and one-sixth of the days you are present in the second preceding year, are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions
We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under “—Gain on Disposition of Our Common Stock.”
Any distribution on our common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.
Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.
For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see “—Foreign Accounts.”
Gain on Disposition of Our Common Stock
Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange, or other disposition of our common stock unless:

(1)
the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(2)
the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of our common stock and certain other requirements are met; or

(3)	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, apply to treat the gain as effectively connected with a U.S. trade or business.
A non-U.S. holder described in (1) above will be required to pay tax on the net gain derived from the sale, exchange, or other disposition of our common stock at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
An individual non-U.S. holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, exchange, or other disposition of our common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).
With respect to (3) above, in general, the FIRPTA rules may apply to a sale, exchange, or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation, or USRPHC. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax under FIRPTA as long as (a) our common stock is regularly traded on an established securities market and (b) the non-U.S. holder owned, directly, indirectly, and constructively, no more than five percent of our outstanding common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Backup Withholding and Information Reporting
The Code and the U.S. Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his or her taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his or her returns. The backup withholding tax rate is currently 24%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.
Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.
Under the U.S. Treasury Regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•
a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (2) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).
Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
Foreign Accounts
In addition to, and separately from the withholding rules described above, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends and the gross proceeds of a disposition of our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under applicable U.S. Treasury Regulations and IRS guidance, FATCA withholding as described above currently applies to payments of dividends on our common stock, and will also apply to payments of gross proceeds from the sale or other disposition of our common stock made on or after January 1, 2019.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING,

HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
We and Goldman Sachs & Co. LLC have entered into an underwriting agreement with respect to the common stock. Goldman Sachs & Co. LLC is the representative of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters, and each underwriter has severally agreed to purchase from us that number of shares of our common stock indicated in the following table.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	1,766,314
Merrill Lynch, Pierce, Fenner & Smith Incorporated	767,506
RBC Capital Markets, LLC	714,937
Allen & Company LLC	630,827
Oppenheimer & Co. Inc.	325,926
Total	4,205,510
The underwriting agreement provides that the underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the option to purchase additional shares unless and until this option is exercised. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed to indemnify the several underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Option to Purchase Additional Shares
The underwriters have an option to buy up to an additional 630,826 shares of our common stock from us. They may exercise that option for 30 days from the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
Underwriting Discount and Expenses
The public offering price is set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price set forth on the cover of this prospectus. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price set forth on the cover of this prospectus. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.
The following table shows the underwriting discount to be received by the underwriters in connection with the sale of the shares, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$1.175	$1.175
Total	$4,941,474	$5,682,695
We estimate that our total expenses of this offering, including registration, filing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $450,000, which excludes expenses of the Convertible Note Offering. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering in an amount not to exceed $25,000 as set forth in the underwriting agreement.
No Sale of Similar Securities
We and our executive officers and directors have agreed with the underwriters not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, subject to certain exceptions, including our ability to issue and sell the notes in the concurrent Convertible Note Offering and the ability of our executive officers and directors to sell shares pursuant to existing 10b5-1 plans.
Concurrent Convertible Note Offering
Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of our 1.75% Convertible Senior Notes due 2023 (or $143,750,000 aggregate principal amount of notes if the underwriters in that offering exercise in full their option to purchase additional notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering is not contingent upon the closing of our concurrent Convertible Note Offering and the closing of our concurrent Convertible Note Offering is not contingent upon the closing of this offering. We cannot assure you that our concurrent Convertible Note Offering will be completed on the terms described herein, or at all. See “Concurrent Convertible Note Offering” for additional information.
Price Stabilization and Short Positions
In connection with the offering, the underwriters may purchase and sell notes and shares in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares or notes while the offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares or notes than they are required to purchase in the applicable offering. If the underwriters create a short position in the shares or notes in connection with the applicable offering, the underwriters may cover that short position by purchasing shares or notes in the open market or by exercising all or a part of their option to purchase additional shares or notes described above.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. The underwriters are also acting as underwriters in our Convertible Notes Offering for which they will receive customary underwriting discounts and commissions.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Foreign Jurisdictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer;

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
Each underwriter has represented and agreed that:

a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the Issuers or the Guarantors; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA ) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
Fenwick & West LLP, Seattle, Washington, has acted as our counsel in connection with this offering and will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. As of the date of this prospectus, a Fenwick & West LLP attorney beneficially owns 3,000 shares of our common stock. Cooley LLP, Seattle, Washington, is representing the underwriters.
EXPERTS
The financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the securities offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.
We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy materials that we have filed with the SEC at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.
Our SEC filings also are available to the public on the SEC’s website at www.sec.gov, which contains reports, proxies and information statements and other information regarding registrants that file electronically.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.
We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-38160). Any report that is furnished, but not filed, and information that is furnished, but not filed, within any of the documents referenced below shall not be incorporated by reference into this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Our Current Reports on Form 8-K filed on March 5, 2018 and June 6, 2018; and

•	Our Proxy Statement on Schedule 14A, filed with the SEC on April 20, 2018.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Redfin Corporation, 1099 Stewart St., Suite 600, Seattle, WA 98101, (206) 576-8333, Attention: Corporate Secretary. Copies of the above reports may also be accessed from our web site at investors.redfin.com. We do not incorporate the information from our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

4,205,510 Shares

Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC
BofA Merrill Lynch	RBC Capital Markets	Allen & Company LLC
Oppenheimer & Co.

July 18, 2018